SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

World Energy Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98145W208
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98145W208	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 770,850 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 770,850 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,850 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98145W208	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,900 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,900 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,900 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 98145W208	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 794,750 shares of Common Stock
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 794,750 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,750 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 98145W208	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 770,850 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 770,850 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,850 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 98145W208	13G/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 794,750 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 794,750 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,750 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 98145W208	13G/A	Page 7 of 10 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is World Energy Solutions, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 100 Front Street, Worcester, MA 01608.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

	(i)	Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Ardsley Energy"), with respect to the shares of Common Stock, par value $0.0001 per share ("Common Stock") directly owned by it;

	(ii)	Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands Corporation ("Ardsley Energy Offshore"), with respect to the shares of Common Stock directly owned by it;

	(iii)	Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Ardsley Energy Offshore and as Investment Adviser of Ardsley Energy and a certain managed account, with respect to the shares of Common Stock directly owned by Ardsley Energy Offshore, Ardsley Energy and the managed account;

	(iv)	Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of Ardsley Energy, with respect to the shares of Common Stock owned by Ardsley Energy; and

	(v)	Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock owned by Ardsley Energy, Ardsley Energy Offshore and the managed account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13G of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons, with the exception of Ardsley Energy Offshore, is 262 Harbor Drive, Stamford, Connecticut 06902.

The address of the registered office of Ardsley Energy Offshore is Romasco Place, Wickhams Cay 1, Road Town Tortola, British Virgin Islands.

CUSIP No. 98145W208	13G/A	Page 8 of 10 Pages

Item 2(c).	CITIZENSHIP
Ardsley Energy is a Delaware limited partnership. Ardsley Energy Offshore is a British Virgin Islands corporation. Ardsley and Ardsley Partners are New York general partnerships. Mr. Hempleman is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP NUMBER

98145W208

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________

CUSIP No. 98145W208	13G/A	Page 9 of 10 Pages

Item 4.	OWNERSHIP
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person

The Company's Form 10-Q, filed on November 1, 2012, indicates that the total number of outstanding shares of Common Stock as of October 26, 2012 was 12,105,551. The percentages used herein and in the rest of the Schedule 13G/A are based upon such number of shares of Common Stock outstanding.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Ardsley, the Investment Manager of Ardsley Energy Offshore and the Investment Adviser of Ardsley Energy and a certain managed account, has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Ardsley Energy Offshore, Ardsley Energy and the certain managed account, and accordingly may be considered to be the direct "beneficial owner" of such shares of Common Stock.

Ardsley Partners, the General Partner of Ardsley Energy, shares the power to vote and direct the disposition of the shares of Common Stock owned by Ardsley Energy, and accordingly may be considered to be the direct "beneficial owner" of such shares of Common Stock.

Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners and in that capacity directs their operations and therefore may be considered to be the indirect "beneficial owner" of the shares of Common Stock owned by Ardsley Energy Offshore, Ardsley Energy and the certain managed account. Mr. Hempleman disclaims beneficial ownership of all of the shares of Common Stock reported in this 13G/A.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98145W208	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2013

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY: ARDSLEY PARTNERS I,
GENERAL PARTNER

BY: /s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY: /s/ Steve Napoli
Steve Napoli
Director

ARDSLEY ADVISORY PARTNERS

BY: /s/ Steve Napoli
Steve Napoli
Partner

ARDSLEY PARTNERS I

BY: /s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY: /s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

* Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.